

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 27, 2010

Robert M. Davis
Chief Financial Officer
Baxter International, Inc.
One Baxter Parkway
Deerfield, Illinois   60015

        **Re: Baxter International, Inc.
               Form 10-K for the fiscal year ended December 31, 2009
               Filed February 22, 2010
               File No. 001-04448**

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Kevin L. Vaughn
                       Accounting Branch Chief